SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Adient plc
(Name of Issuer)

Ordinary Shares, par value $0.001
(Title of Class of Securities)

G0084W101
(CUSIP Number)

Peter Carlin

Blue Harbour Group, LP

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,140 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,140 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,166,140 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.44%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,140 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,140 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,166,140 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.44%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,140 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,140 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,166,140 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 15, 2017 (the "Original Schedule 13D" and together with this Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 18, 2018 and this Amendment No. 2, the "Schedule 13D") with respect to the ordinary shares, par value $0.001 (the "Ordinary Shares"), of Adient plc, a public limited company organized under the laws of Ireland (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 5(a)-(c) and (e) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 4,166,140 Ordinary Shares, which Ordinary Shares may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 4.44% of the outstanding Ordinary Shares. All percentages set forth herein are based upon a total of 93,793,433 Ordinary Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019, filed with the Securities and Exchange Commission on February 7, 2020.

For purposes of disclosing the number of Ordinary Shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Ordinary Shares that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such Ordinary Shares for all other purposes.

(c) On May 6, 2020, the Manager distributed an aggregate of 2,384,350 Ordinary Shares to the investors in certain funds managed by the Manager. Other than as set forth herein, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past sixty days.

(e) May 6, 2020

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2020

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member
blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins